Certain identified information has been excluded from this exhibit because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

FIRST AMENDMENT TO THE DISTRIBUTION AGREEMENT

WHEREAS, Eubel Brady & Suttman Mutual Fund Trust (the "Trust"), an Ohio business trust, and Ultimus Fund Distributors, LLC, an Ohio limited liability company ("Distributor") have entered into a Distribution Agreement dated as of February 1, 2019 (the “Distribution Agreement”) and have agreed to amend the Distribution Agreement effective as of July 1, 2021.

NOW, THEREFORE, in consideration of the premises and the mutual covenant and agreements set forth herein, the parties hereto agree that Section 7 of the Distribution Agreement is hereby deleted and replaced in its entirety as follows:

7.	Fees and Expenses.

For performing its services under this Agreement, Distributor will receive a fee from the Trust or its investment adviser in accordance with agreements between them as permitted by applicable laws, including the Act and rules and regulations promulgated thereunder. The fee is $xxxx per annum, and shall be paid on a monthly basis. The Trust or its investment adviser shall promptly reimburse Distributor for any expenses that are to be paid by the Trust in accordance with the following paragraph.

In the performance of its obligations under this Agreement, Distributor will pay only the costs incurred in qualifying as a broker or dealer under state and federal laws and in establishing and maintaining its relationships with the dealers selling the Shares. All other costs in connection with the offering of the Shares will be paid by the Trust or its investment adviser in accordance with agreements between them as permitted by applicable laws, including the Act and rules and regulations promulgated thereunder. These costs include, but are not limited to, licensing fees, filing fees (including FINRA), travel and such other expenses as may be incurred by Distributor on behalf of the Trust.

This Agreement may be executed by one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one in the same instrument.

IN WITNESS WHEREOF, the Trust and Distributor have each caused this Agreement to be signed in duplicate on their behalf, all as of the day and year first above written.

EUBEL BRADY & SUTTMAN MUTUAL FUND TRUST By: /s/ Scott Lundy Name: Scott E. Lundy Its: President	EUBEL BRADY & SUTTMAN ASSET MANAGEMENT, INC. By: /s/ Scott Lundy Name: Scott E. Lundy Its: Executive Vice President
ULTIMUS FUND DISTRIBUTORS, LLC By: /s/ Kevin Guerette Name: Kevin M. Guerette Its: President